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                                                                   EXHIBIT 8(ii)



                              BAKER & HOSTETLER LLP
                            3200 National City Center
                              1900 East 9th Street
                           Cleveland, Ohio 44114-3485



                                September 3, 1999



The Standard Products Company
2401 South Gulley Road
Dearborn, Michigan 48124


                  We have acted as counsel to The Standard Products Company, an Ohio corporation ("Standard"), in connection with the planned statutory merger pursuant to the Ohio General Corporation Law and the General Corporation Law of the State of Delaware (the "Stock Election Merger") of Standard with and into Cooper Tire & Rubber Company, a Delaware corporation ("Cooper"), pursuant to the Agreement and Plan of Merger, dated as of July 27, 1999, by and among Cooper, CTB Acquisition Company, an Ohio corporation and a wholly-owned subsidiary of Cooper ("CTB Acquisition"), and Standard (the "Merger Agreement"). Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Merger Agreement.

                  You have requested our opinion with respect to certain Federal income tax consequences of the Stock Election Merger. This opinion is being delivered pursuant to Section 6.2(c) of the Merger Agreement and addresses solely certain United States federal income tax consequences of the Stock Election Merger.

                  For purposes of this opinion, we have examined (i) the Merger Agreement, (ii) the proxy statement-prospectus (the "Proxy Statement/Prospectus") that Standard will send to its shareholders in connection with the special meeting of shareholders at which the Merger Agreement will be approved, and (iii) such other items or matters as we have deemed necessary or appropriate for purposes of rendering this opinion.

                  In connection with this opinion, we have assumed, with your consent, that (i) the Merger Agreement and each of the other executed or finalized documents that we have examined in connection with this matter have not been, and will not be, amended prior to the Effective Time, (ii) the Stock Election Merger will be effected in accordance with Article I of the Merger Agreement and in the manner described in the Proxy Statement/Prospectus; (iii) the representations made to us by each of Standard and Cooper are true and complete when made and will be true and complete as of the Effective Time; and
(iv) the fair market value of the stock consideration provided in the Stock Election Merger will be at least 45% of the fair market value of the total consideration received by the shareholders of Standard pursuant to the Stock Election Merger.
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The Standard Products Company
September 3, 1999
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      We have also assumed, with your consent, that:

      1. The first discussions that representatives of Standard had with representatives of Cooper regarding the possibility of the two companies' engaging in some form of business combination occurred on March 24, 1999. After March 23, 1999 and prior to the Stock Election Merger, neither Cooper nor any person related to Cooper (as defined in Section 1.368-1(e) of the income tax regulations) will have acquired directly or through any agreement or arrangement with any other person, any Standard common shares.

      2. The Stock Election Merger was proposed, and will be undertaken, by Cooper in order to further Cooper's long-term business strategy of expanding the global presence and the global capabilities of its engineered products division ("EPD"), which objective the Stock Election Merger will facilitate by enabling Cooper, following the Stock Election Merger, to integrate the operations of Standard's and its subsidiaries' thirty-eight manufacturing facilities and five technical centers, which are located in the United States and in eight other countries, into EPD;

      3. After March 23, 1999, neither Standard nor any person related to Standard (as defined in Section 1.368-1(e)(3) of the income tax regulations), (i) acquired any Standard common shares, or (ii) redeemed or made distributions with respect to Standard common shares, except for regular, ordinary dividends. Further, there is no plan or intention by the shareholders of Standard who own 1 percent or more of the Standard common shares, and to the best of the knowledge of management of Standard, there is no plan or intention by the remaining shareholders of Standard to sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Cooper or any person related to Cooper (within the meaning of Section 1.368-1(e)(3) of the income tax regulations), directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), of a number of shares of Cooper common stock received in the Stock Election Merger that would reduce the shareholders' ownership of shares of Cooper common stock to a number of shares having a value, as of the Effective Date, of less than 45 percent of the value of all of the formerly outstanding Standard common shares as of the same date. For purposes of this representation, Standard common shares exchanged for cash or other property and Standard common shares exchanged for cash in lieu of fractional shares of Cooper common stock will be treated as outstanding Standard common shares at the Effective Time.

      4. There is no plan or intention by Cooper or any person related to Cooper (as defined in Section 1.368-1(e)(3) of the income tax regulations) to acquire or redeem any of the shares of Cooper common stock issued in the Stock


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The Standard Products Company
September 3, 1999
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            Election Merger either directly or (except as provided in clause (i)
            of the next sentence) through any agreement or arrangement with any other person. Following the Stock Election Merger, Cooper has no plan or intention to purchase or otherwise acquire, either directly or through a subsidiary of Cooper, any shares of Cooper common stock other than (i) any such shares which Cooper may from time to time purchase in the open market pursuant to its May 5, 1997 common stock repurchase program and in accordance with the share limit authorized by Cooper's Board of Directors on May 5, 1997, and (ii) any such shares which Cooper may from time to time purchase in privately negotiated transactions from persons which were shareholders of Cooper prior to the Effective Time, were not shareholders of Standard at the Effective Time, and did not increase their respective holdings of Survivor Common Stock after the Effective Time, and Cooper will not, in any event, for a period of twenty-four months following the Effective Time, directly or indirectly, purchase or acquire any shares of Survivor Common Stock other than pursuant to its May 5, 1997 stock repurchase program and the privately negotiated transactions referred to above.

      5. Standard is not, and within the last five years has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code").

      6. The Merger Agreement was negotiated at arm's-length and the fair market value of the shares of Cooper common stock and other consideration received by each Standard shareholder will be approximately equal to the fair market value of the shares of Standard common shares surrendered in the Stock Election Merger.

      7. The liabilities of Standard assumed by Cooper and the liabilities to which the transferred assets of Standard are subject were incurred by Standard in the ordinary course of its business.

      8. Cooper, Standard and the shareholders of Standard will pay their respective expenses, if any, incurred in connection with the merger, except that Cooper will pay any such expenses of Standard which Standard incurs prior to the Effective Time and which remain unpaid as of the Effective Time.

      9. There is no intercorporate indebtedness existing between Standard and Cooper that was issued, acquired, or will be settled at a discount.

      10. Standard is not under the jurisdiction of a court in a Title 11 (Bankruptcy) of the United States Code or a receivership, foreclosure or similar case in federal or state court.

      11. At the Effective Time the fair market value of the assets of Standard transferred to Cooper will exceed the sum of the liabilities assumed by Cooper


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The Standard Products Company
September 3, 1999
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            plus the amount of liabilities, if any, to which the transferred assets are subject.

      12. None of the compensation received by any shareholder-employees of Standard will be separate consideration for, or allocable to, any of their Standard common shares and none of the shares of Cooper common stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement.

      13. Standard is not an "investment company," i.e., a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. For purposes of this representation, a "regulated investment company" is a corporation which is registered under the Investment Company Act of 1940, as amended, as a management company or unit investment trust or which has in effect an election under the Investment Company Act to be treated as a business development company.

      14. Standard and Cooper will not take any position on any Federal, state or local income tax return or franchise tax return, or take any other action or reporting position, that is inconsistent with the treatment of the Stock Election Merger as a reorganization with the meaning of Section 368(a)(1)(A) of the Code or with the representations made herein.

      15. The payment of cash in lieu of fractional shares of Cooper common stock is solely for the purpose of avoiding the expense and inconvenience to Cooper of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Stock Election Merger to the shareholders of Standard instead of issuing fractional shares of Cooper common stock will not exceed one percent of the total consideration that will be issued in the Stock Election Merger to the shareholders of Standard in exchange for their shares of Standard common shares.

      16. The rights to purchase shares of Cooper preferred stock under the Amended and Restated Rights Agreement dated as of May 11, 1998 between Cooper and The Fifth Third Bank, as rights agent, are not separately tradeable from the shares of Cooper common stock and are contingent, non-exercisable, subject to redemption.


      17. Following the Stock Election Merger, Cooper will continue to own directly and operate one or more of the significant historic businesses in which Standard, immediately prior to the Effective Time, will be engaged in directly or Cooper will own directly and use in its business a significant portion of the historic business assets which Standard will own directly immediately prior to the Effective Time.



                  In rendering this opinion, we have assumed that the assumptions set forth above are, and at the Effective Time will be, accurate in all material respects, but we confirm to you that we have made no independent investigation or inquiry whatsoever with respect to the accuracy of the matters set forth in those assumptions. It should be noted in this regard that any change in the matters recited in those assumptions could materially affect our opinion as



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The Standard Products Company
September 3, 1999
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expressed herein and possibly render such opinion inapplicable for purposes of determining the U.S. federal income tax characterization of the Merger and the treatment to be accorded Standard and its shareholders under the Code as a result of the Merger.

         On the basis of the foregoing, and our consideration of such other matters as we have considered necessary, we hereby opine:

            (i) the Stock Election Merger will qualify as a reorganization pursuant to Section 368(a)(1)(A) of the Code,

            (ii) no gain or loss will be recognized by Standard as a result of the Stock Election Merger, and

            (iii) no gain or loss will be recognized by a shareholder of
                  Standard who receives shares of Cooper common stock or a combination of cash and shares of Cooper common stock as a result of the Stock Election Merger except to the extent of cash received.

                  The foregoing opinions are limited to the federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any state, locality or foreign jurisdiction. Our opinion is based on the relevant provisions of the Code and on administrative interpretations, judicial decisions and regulations thereunder or pertaining thereto as in effect on the date of this letter. These authorities are subject to change, which could be either prospective or retroactive in nature, and we can provide no assurance as to the effect that any such change may have on the opinion that we have expressed above. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion is rendered to the addressee of this letter and may not be relied on or referred to by any other person or entity or by any addressee for any other purpose within the express written consent of this firm. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "The Merger--Material U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement-Prospectus. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                           Very truly yours,


                                           /s/ Baker & Hostetler LLP